FOIA CONFIDENTIAL TREATMENT REQUESTED BY

HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.

PURSUANT TO 17 C.F.R. 200.83

January 21, 2016

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Eric McPhee

Mr. Paul Cline

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Hannon Armstrong Sustainable Infrastructure Capital, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 9, 2015
File No. 000-35877

Dear Mr. McPhee and Mr. Cline:

On behalf of Hannon Armstrong Sustainable Infrastructure Capital, Inc., (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated January 6, 2016 (the “January 6 Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2014 (the “Form 10-K”). The responses to the Staff’s comments are set out in the order in which the comments were set out in the January 6 Letter and are numbered accordingly.

For reasons of business confidentiality, in a separate letter dated the date hereof, the Company has requested that certain confidential information not be disclosed in response to any request made under the Freedom of Information Act or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Commission, a complete copy of this letter will be provided only in paper form to the Staff and not electronically as correspondence under the Commission’s EDGAR system. A redacted version, which excludes the confidential information, has been filed electronically on the Commission’s EDGAR system as correspondence with the omitted information in the version filed via the EDGAR system identified by the mark “[***].”

Form 10-K for the fiscal year ended December 31, 2014

Financial Statements and Supplementary Data, page 91

Summary of Significant Accounting Policies, page 100

Securitization of Receivables, page 103

1.	Please refer to your response to comment 1 and address the following:

●	Please provide us with an expanded description of the certain financing receivables and other debt investments that are included in the securitization trusts including the characteristics that make them primarily due from the federal government, as referenced in your response, and clarify your disclosure in future filings.

In response to the Staff’s comment, the Company advises that the receivables that the Company securitizes arise exclusively from the installation of energy efficiency and other technologies in facilities owned by, or operated for or by, the federal government where the federal government is the ultimate obligor. There are no other debt instruments in the securitization trusts.

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0001
PURSUANT TO RULE 83

Mr. Eric McPhee

Mr. Paul Cline

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

January 21, 2016

For example, under a typical transaction, the Company provides financing to a third party service provider to install new more energy efficient lighting and air conditioning in a federal building. The third party service provider assigns the Company the payment stream from the federal government that provides for repayment of the financing. The repayment stream from the federal government is what is securitized.

In further response to the Staff’s comment, the Company will revise Note 5, Securitization of Receivables, beginning in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, to include the following description of the Company’s securitized assets:

The securitized assets consist of financing receivables from contracts for the installation of energy efficiency and other technologies in facilities owned by, or operated for or by, the federal government where the ultimate obligor is the U.S. federal government. The contracts may have guarantees of energy savings from third party service providers, the majority of which are entities rated investment grade by an independent rating agency.

●	We note from your response that you have legal opinions in support of your use of sale accounting and that they include true-sale-at-law opinions and/or non-consolidation opinions. Please tell us and revise future filings to disclose, if true, that you have both a true-sale-at-law legal opinion and a non-consolidation legal opinion for each trust. Otherwise, provide a more detailed discussion of how you met the requirements of sale accounting.

In response to the Staff’s comment, the Company advises that in accordance with the guidance in ASC 860-10-40-5, the Company has obtained true-sale-at-law opinions for all of its trust structures and non-consolidation opinions for trust structures that represent over 97% of the Company’s securitized assets. There is one old trust structure (last used for a transaction in 2007) in which the buyer of the trust interest was a sophisticated Fortune 100 company and for which the Company received a true-sale-at-law opinion but not a non-consolidation opinion and in which the Company holds a very insignificant residual interest in the trust of approximately 0.2% of the trust’s assets.

The Company evaluated that trust structure in accordance with ASC 860-10-40-5 that sets forth criteria for control of the receivables to be considered transferred, which include: (1) legal isolation of the transferred financial assets, (2) transferee’s rights to pledge or exchange, and (3) effective control.

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0002
PURSUANT TO RULE 83

Mr. Eric McPhee

Mr. Paul Cline

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

January 21, 2016

(1) As legal isolation is primarily a legal determination, the Company obtained a legal opinion from nationally recognized counsel to support the Company’s accounting conclusions that the trust structure meets the legal true-sale criterion. Although the Company did not obtain an opinion of counsel that the trust structure would not be substantively consolidated in the Company’s bankruptcy estate, the Company has experience with other transfers with similar facts and circumstances under the same applicable laws and regulations and believes that it had a reasonable basis to conclude that the appropriate non-consolidation opinion would be given, if requested (consistent with the guidance in ASC 860-10-55-18B). As such, the Company concluded, based upon consideration of the applicable laws and regulations along with the following factors, that such trust structure would not be substantively consolidated in the Company’s bankruptcy estate:

●	There is not “substantial identity” between the trust, on the one hand, and the Company or any of its other subsidiaries, on the other hand.

●	The Company and its other subsidiaries are operated as separate entities from the trust.

●

The Company undertakes such reasonable actions as may be necessary to indicate to any creditor that the receivables are owned by the trust and that the trust is separate from the Company and any of its other subsidiaries.

●	The Company’s consolidated financial statements make clear that the trust is a separate entity.

●

The trust maintains separate books and records, does not commingle its assets or business functions with the Company and any of its other subsidiaries, and has adequate capital to perform its contemplated obligations.

●

No creditor of the Company or any of its other subsidiaries is led to believe or to our knowledge believes that the trust is responsible for any of the Company’s or any of its other subsidiaries’ debts, that the assets of the trust are owned by the Company or any of its other subsidiaries, or that the trust is an entity that is not separate from the Company or its other subsidiaries.

●

The securitization transaction was not undertaken with the intent to hinder, delay or defraud any person or entity, and each transferor has received reasonably equivalent value and fair consideration in exchange for the transfer of its receivables.

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0003
PURSUANT TO RULE 83

Mr. Eric McPhee

Mr. Paul Cline

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

January 21, 2016

●

The parties to the securitization transaction, the holders of the notes, and the other creditors of the trust reasonably relied upon (i) the separate identity and credit of the trust from the Company and its subsidiaries and (ii) the ownership by the trust of its assets when they entered into the transactions or otherwise extended credit to the trust, and each would be inequitably prejudiced by consolidation.

●

Neither the assets nor the creditworthiness of the trust have ever been held out as being available for the payment of any liability of the Company and any of its other subsidiaries, and the Company and each of its other subsidiaries have maintained readily apparent separate existences.

(2) There are no terms in the trust agreement that constrain the purchaser from pledging or exchanging the transferred receivables.

(3) The Company has relinquished control over the transferred financial assets. There are no provisions in the trust agreement that require or permit the Company to reacquire any of the transferred receivables.

As described above, given that all three criteria pursuant to ASC 860-10-40-5 were met, the Company concluded that the receivables transferred to this trust should be accounted for as sales rather than as secured borrowings.

In further response to the Staff’s comment, the Company will revise Note 2, Summary of Significant Accounting Policies – Securitization of Receivables, beginning in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, by adding the following underlined language:

We account for transfers of financing receivables to these securitization trusts as sales pursuant to ASC 860, Transfers and Servicing, as we have concluded the transferred receivables have been isolated from the transferor (i.e., put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership) and we have surrendered control over the transferred receivables. We have received true-sale-at-law opinions for all of our securitization trust structures and non-consolidation legal opinions for all but one old securitization trust structure that support our conclusion regarding the transferred receivables. When we sell receivables in securitizations, we generally retain minor interests in the form of servicing rights and residual assets, which we refer to as securitization assets.

2.	Please tell us if and under what circumstances the company is obligated to repurchase financing receivables and other debt instruments from the securitization trusts.

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0004
PURSUANT TO RULE 83

Mr. Eric McPhee

Mr. Paul Cline

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

January 21, 2016

In response to the Staff’s comment, the Company advises that it does not have any obligations to repurchase the financing receivables from the securitization trusts in connection with a payment or other credit issue arising from or through any other party to the transaction. In some trusts, covered by true sale-at-law and non-consolidation opinions, the Company makes standard representations and warranties, and only a post closing impairment in title caused by the Company would potentially trigger a repurchase obligation. The Company considered whether a liability should be recorded in connection with this standard representation and warranty. The Company as part of its procedures validates proper title for its receivables and concluded the fair value for such contingent recourse, if any, would be de minimis and thus no liability was recorded. The Company also advises the Staff that it has never had to repurchase a receivable due to an impairment in title for any of its securitization trusts.

General

3.	Please file the information referenced in Exhibit A on EDGAR. If you wish, you may file a request for confidential treatment, subject to the applicable rules.

In response to the Staff’s comment, the Company has attached the requested information referenced in Exhibit A to this letter under Exhibit A.

In connection with responding to the Staff’s comments, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (410) 571-6179 or bherron@hannonarmstrong.com.

Very truly yours,

/s/ Brendan Herron

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0005
PURSUANT TO RULE 83

Mr. Eric McPhee

Mr. Paul Cline

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

January 21, 2016

Enclosures

cc:   Hannon Armstrong Sustainable Infrastructure Capital, Inc.

            Steven L. Chuslo

        Clifford Chance US LLP

            Jay L. Bernstein

            Andrew S. Epstein

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0006
PURSUANT TO RULE 83

Mr. Eric McPhee

Mr. Paul Cline

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

January 21, 2016

Exhibit A

Hannon Armstrong Sustainable Infrastructure - Exhibit A

ARTICLE VI.

SERVICING AND ADMINISTRATION OF RECEIVABLES

Section 6.1.     The Servicer to Act as Servicer.

(a)       The Servicer, as an independent contract servicer, shall service and administer the Trust Estate in accordance with the terms of this Indenture, including without limitation, the Servicing Guidelines. The Servicer agrees that its servicing of the Trust Estate shall be carried out in accordance with customary and usual procedures of firms engaged in a similar business and, to the extent more exacting, the Servicing Guidelines. The Servicer shall exercise reasonable care and due diligence in the performance of its duties hereunder.

(b)       The Servicer shall take such actions as may be necessary to ensure that the security interest granted by the Issuer hereunder shall continue to be a perfected security interest of first priority under applicable law and shall be maintained as such throughout the term of this Indenture. Without limiting the generality of the foregoing, the Servicer shall prepare and file all

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0007
PURSUANT TO RULE 83

filings necessary to maintain the effectiveness of any original filings under the UCC as in effect in any jurisdiction to perfect the Indenture Trustee’s security interest in or lien on the Trust Estate, including without limitation (x) continuation statements, and (y) such other required statements as may be occasioned by (1) any change of name of the Indenture Trustee (such preparation and filing to be at the expense of the Indenture Trustee, if occasioned by a change in the Indenture Trustee’s name other than in connection with the appointment of a successor Indenture Trustee) or (2) any change of location of the place of business or the chief executive office of the Indenture Trustee (such preparation and filing shall be at the expense of the Indenture Trustee).

(c)       The Servicer and each of the shareholders, directors, officers, employees and agents of either, shall be indemnified by the Issuer and held harmless by the Issuer against any loss, liability or reasonable expense incurred in connection with or relating to this Indenture, other than any loss, liability or expense incurred by reason of willful misfeasance, bad faith or negligence in the performance of its duties hereunder or by reason of reckless disregard of its obligations and duties hereunder but only out of funds available to it from distributions made hereunder.

Section 6.2.     Servicer Duties.

In addition to any other customary services which the Servicer may perform, the Servicer shall perform or cause to be performed the following servicing and collection activities:

(a)       perform standard accounting services and general record keeping services with respect to the ESPCs, Delivery Orders and other Operative Documents;

(b)       respond to any inquiries of the Government Obligors and the Vendors or the Originators concerning the ESPCs and other Operative Documents;

(c)       keep the Government Obligors and the Vendors informed of the proper place and method for making payments with respect to the ESPCs and other Operative Documents;

(d)       promptly respond to any inquiries from Noteholders and the Indenture Trustee;

(e)       take such other action as may be reasonably necessary or appropriate to carry out the duties and obligations imposed upon the Servicer pursuant to the terms of this Section 6.2;

(f)        monitor the payment by the Government Obligors of monies in respect of the ESPCs and other Operative Documents and the efforts by the Vendors to collect the same pursuant to the Vendors’ obligations under the MPAs;

(g)       subject to the provisions of Section 5.6 and Exhibit F hereof and to the related O&M Agreement, disburse O&M Payments from the O&M Accounts to the extent of

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0008
PURSUANT TO RULE 83

funds available therefrom to each Vendor in accordance with the related ESPC on each Payment Date and direct the Indenture Trustee to withdraw and distribute amounts from the Construction Period Account in accordance with Section 5.5;

(h)       enforce each MPA, the Master Receivables Purchase Agreement and each Subsequent Purchase Agreement; and

(i)       to the extent that any Receivable is subject to an intercreditor arrangement or trust arrangement with respect to payments (such as the [***] Receivable, the [***] Receivable and the [***] Receivable), monitor such agreements and enforce the Issuer’s rights therein.

Section 6.3.     Records.

(a)       The Servicer shall retain all relevant data (including, without limitation, computerized records) relating to or maintained in connection with the servicing of the ESPCs including each ESPC and each Delivery Order for the benefit of and on behalf of the Noteholders at the address of the Servicer set forth in Section 11.15 or, upon 10 Business Days prior written notice to the Indenture Trustee, at such other place where the servicing offices of the Servicer are located, and shall give the Indenture Trustee and the Noteholders access to each ESPC and Delivery Order at all reasonable times and upon reasonable notice, and, while a Servicer Event of Default with respect to the Servicer shall be continuing, the Servicer shall, on demand of the Indenture Trustee, deliver to the Indenture Trustee copies of all files (including, without limitation, computerized records) related to or necessary for the servicing of the ESPCs including each ESPC and each Delivery Order. If the rights of the Servicer shall have been terminated in accordance with Section 6.17, the Servicer shall, upon demand of the Indenture Trustee or the Noteholders, in the case of Section 6.17, deliver to the Indenture Trustee all files (including, without limitation, computerized records) related to or necessary for the servicing of the ESPCs including each ESPC and each Delivery Order. In addition to delivering such data, the terminated Servicer shall, at its expense, use its best efforts to effect the orderly and efficient transfer of the servicing of the ESPCs and the Delivery Orders with respect to which such termination shall have occurred to the party which shall be assuming responsibility for such servicing, including, without limitation, directing Vendors to send any relevant information and/or communications in respect of the ESPCs and Delivery Orders to a party and address as designated by the Indenture Trustee. The provisions of this paragraph shall not require the Servicer to transfer any proprietary material or computer programs unrelated to the servicing of the Trust Estate.

(b)       The Servicer shall hold all documents and information in respect of the Trust Estate received or held by it (including each ESPC and Delivery Order) for and on behalf of the Issuer and the Indenture Trustee, and shall make disposition of such data only as specifically provided for herein. The Servicer shall segregate and maintain continuous custody of all documents and information in respect of the Trust Estate received by it in a secure manner in accordance with customary standards for such custody, it being understood and agreed that the Servicer may maintain custody of such documents and information in electronic format.

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0009
PURSUANT TO RULE 83

Section 6.4.    Servicer’s Compensation.   As compensation for the performance of its obligations under this Indenture, the Servicer shall be entitled to receive the Servicer Fee on each Payment Date in accordance with Section 5.7(a) hereof. The Servicer agrees to pay all fees and expenses payable or incurred by it hereunder. The Servicer further agrees to pay to the Trustee Base Fee to the Indenture Trustee.

Section 6.5.    Servicer to Take Action.   The Servicer agrees to take all actions required hereunder or reasonably requested by the Indenture Trustee or Majority Noteholders to be taken in respect of the ESPCs and Delivery Order and the protection thereof, and agrees not to take any actions inconsistent with the rights and obligations of the Noteholders.

Section 6.6.    Indemnification of Third Party Claims.

(a)       The Servicer, in its capacity as Servicer, agrees to indemnify and hold the Issuer, the Indenture Trustee and the Noteholders harmless against any and all claims, losses, penalties, fines, forfeitures, legal fees and related costs, judgments, and any other costs, fees and expenses that any of them may sustain because of the failure by the Servicer to service the Trust Estate in strict compliance with the terms of Section 6.2 of this Indenture, including without limitation the Servicing Guidelines; provided, however, that the Servicer shall have no liability to indemnify any such indemnified party under this Indenture to the extent that any such claims, losses, penalties, fines, forfeitures, legal fees and related costs, judgments, costs, fees and expenses (i) were caused by the negligence, willful misconduct or bad faith of such indemnified party or (ii) arose from, or related to, losses on the Receivables resulting from payment defaults by Vendors or Government Obligors on the Receivables to the extent such losses did not occur as a result of failure by the Servicer to perform its duties in accordance with the terms of this Indenture or (iii) constitute special, indirect, exemplary, or consequential damages alleged to be incurred by such indemnified party. Each of the Issuer, the Indenture Trustee or the Noteholders shall notify the Servicer if a claim is made by a third party against it, or with respect to the ESPCs, a Delivery Order, any Receivables or this Indenture, and the Servicer may, if such claim alleges a failure of the Servicer to perform its duties in compliance with this Indenture, assume, with the consent of the Issuer, the Indenture Trustee or the Noteholders, as applicable, the defense of any such claim and pay all expenses in connection therewith, including counsel fees and expenses, and shall promptly pay, discharge and satisfy any judgment or decree which may be entered against it, the Issuer, the Indenture Trustee or the Noteholders in respect of such claim. If it is determined that the Servicer failed to perform its duties in strict compliance with the terms of Section 6.2 of this Indenture, satisfaction of such expenses, judgments or decrees shall be at the sole expense of the Servicer.

(b)       [***]

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_00010
PURSUANT TO RULE 83

Section 6.7.     Quarterly Certificate by the Servicer.

(a)      Within 30 days after the end of each calendar quarter, the Servicer shall deliver an Officer’s Certificate to the Indenture Trustee and the Noteholders that states:

(i)       a review of the activities of the Servicer during the preceding calendar quarter (or since the Initial Closing Date in the case of the first such Officers’ Certificate required to be delivered) has been made under the supervision of the officers executing such Officers’ Certificate;

(ii)      to the best of such officer’s knowledge, based on such review, the Servicer has fulfilled all of its obligations, including but not limited to its obligations under Section 6.1 and Section 6.2 of this Indenture, in all material respects throughout such year; and

(iii)      no default by the Servicer (A) under this Indenture or (B) under the ESPCs has occurred, or if such a default has occurred, specifying each such default known to such officer and the nature and status thereof.

(b)      The Servicer agrees to provide all other notices and reports as required under this Indenture.

(c)      The Servicer agrees to maintain copies of all reports and certificates prepared or received by it pursuant to the terms of this Indenture.

Section 6.8.       Accountants’ Reports.

(a)      Within [***] days after the end of [***], the Servicer (other than the Indenture Trustee as successor Servicer) shall deliver to the Indenture Trustee an audit report prepared by an Accounting Firm, including the following: a copy of the balance sheets of [***] as of the end of such Fiscal Year and the related statements of earnings, capital and cash flows for such Fiscal Year, in each case setting forth, in comparative form, the figures for the preceding Fiscal Year, where applicable, all in reasonable detail, such financial statements to be accompanied by an opinion with respect thereto of such Accounting Firm, which opinion shall state that (x) the examination of such Accounting Firm in connection with such financial statements has been made in accordance with GAAS, and accordingly, included such tests of the accounting records and such other auditing procedures as were considered necessary in the circumstances, and (y) such financial statements present fairly the financial position of [***] as at such date and the results of operations thereof for such period and have been prepared in accordance with GAAP consistently applied.

(b)      Within [***] days after the end of [***], the Servicer (other than the Indenture Trustee as successor Servicer) shall deliver to the Indenture Trustee a copy of the balance sheets of [***] as of the end of such quarter and the related statements of earnings, capital and cash flows for such quarter, in each case setting forth, in comparative form, the figures for each preceding quarter of the Fiscal Year in which such statements are prepared.

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0011
PURSUANT TO RULE 83

(c)       Within 30 days after the end of [***], the Servicer (other than the Indenture Trustee as successor Servicer), in connection with the work performed [***], shall, at the Servicer’s expense, cause an Accounting Firm to furnish a certificate or statement to the Issuer and the Noteholders to the effect that such firm (a) has read the Transaction Documents, (b) has reviewed, in accordance with certain procedures specified in such certificate or opinion, the records and calculations set forth in the Servicer Certificate delivered by the Servicer during the reporting period and certain specified documents and records relating to the servicing of the Trust Estate and (c) on the basis of such examination, certifies that:

(i)      such firm has compared the information contained in the Servicer Certificate as summarized by the Servicer with information contained in the accounts and records for the year or the relevant period of the summarized information in accordance with the standards established by the American Institute of Certified Public Accountants, and that the information set forth in such Servicer Certificate is correct except for such exceptions as such firm shall believe to be immaterial and such other exceptions as shall be set forth in such statement; and

(ii)      the reporting requirements have been completed in compliance with the Transaction Documents.

Section 6.9.     Rights of Noteholders and Indenture Trustee in Respect of Servicer.   The Servicer shall afford, at the Servicer’s expense, the Indenture Trustee and any Noteholders, upon reasonable notice, during normal business hours, reasonable access to all records maintained by the Servicer in respect of its rights and obligations hereunder and reasonable access to officers of the Servicer responsible for such obligations. Subject to Section 6.17, the Indenture Trustee may, but is not obligated to, enforce the obligations of the Servicer hereunder and may, but is not obligated to, perform, or cause a designee to perform, any defaulted obligation of the Servicer hereunder without hiring a replacement Servicer or exercise the rights of the Servicer hereunder; provided that the Servicer shall not be relieved of any of its obligations hereunder by virtue of such performance by the Indenture Trustee or any designee. To the extent that the Indenture Trustee performs any such obligation of the Servicer, the cost of performing such obligation shall be deducted from any Servicer Fee and deemed and treated as an expense of the Indenture Trustee to be paid to the Indenture Trustee. The Indenture Trustee shall not have any responsibility or liability for any action or failure to act by the Servicer and is not obligated to supervise the performance of the Servicer under this Indenture or otherwise.

Section 6.10.     Servicer Not to Resign.

(a)       The Servicer shall not resign from the obligations and duties hereby imposed on it, except upon determination that its duties hereunder are no longer legal. Any such determination permitting the resignation of the Servicer shall be evidenced in writing and accompanied by an Opinion of Counsel to such effect, each delivered to the Issuer, the Noteholders and the Indenture Trustee. Such Opinion of Counsel shall be an expense of the Servicer, and shall not be an expense of the Indenture Trustee or the Noteholders. No such resignation shall become effective until the Indenture Trustee or a successor Servicer shall have assumed the Servicer’s responsibilities and obligations in accordance with Section 6.17 hereof.

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0012
PURSUANT TO RULE 83

Section 6.11.     Representations, Warranties and Covenants of the Servicer.   The Servicer hereby represents, warrants and covenants to the Indenture Trustee for the benefit of the Noteholders that, as of the date of execution of this Indenture:

(a)       it is a limited liability company duly formed and validly existing under the laws of its state of organization and is in compliance with the laws of each State in which any Vendor is located to the extent necessary to perform its obligations under this Indenture;

(b)       its execution, delivery and performance and compliance with the terms of this Indenture does not violate its charter documents or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the breach of, any material contract, agreement or other instrument to which it is a party or which may be applicable to it or any of its assets;

(c)       this Indenture has been duly authorized, executed and delivered by it and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a valid, legal and binding obligation of the Servicer, enforceable against it in accordance with the terms hereof subject to applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity, regardless of whether such enforcement is considered in a proceeding in equity or at law;

(d)       it is not in default with respect to any order or decree of any court or any order, regulation or demand of any federal, state, municipal or governmental agency, which default might have consequences that would materially and adversely affect its condition (financial or other) or operations or its properties or might have consequences that would materially or adversely affect its performance hereunder;

(e)       no litigation is pending or, to the best of its knowledge, threatened against it which would prohibit its entering into this Indenture or performing its obligations under this Indenture or would have a material adverse effect on the financial condition of the Servicer;

(f)       no consent, approval, authorization, or order of, registration or filing with, or notice to, any Governmental Authority or court or any other Person is required under applicable law for the execution and delivery by it of this Indenture;

(g)       to the best of its knowledge after due inquiry, each ESPC is in full force and effect, has not been amended or modified, and is the valid and binding obligation of a Government Obligor, enforceable against such Government Obligor in accordance with its terms;

(h)       to the best of its knowledge, except as disclosed to the Indenture Trustee and the Noteholders, neither the Government Obligors nor the Vendors are in material default under any ESPC;

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0013
PURSUANT TO RULE 83

(i)       it shall deliver to the Noteholders a form of the Servicer’s Certificate within seven days of the Initial Closing Date and shall make any changes thereto as may be reasonably requested by the Noteholders;

(j)       the Schedule of Receivables delivered in connection with the sale of the Initial Receivables on the Initial Closing Date or the Subsequent Receivables on the Subsequent Purchase Date is true and correct in all material respects; and

(k)       if an E&O Event shall occur and be continuing, it shall either (i) obtain errors and omission insurance in an amount equal to [***] or (ii) post [***] cash collateral in a restricted account with a banking institution specified by the Majority Noteholders, in either case, within [***] days of notice or knowledge of such E&O Event and for so long as any Notes remain Outstanding (unless waived by the Majority Noteholders).

Section 6.12.     The Servicer’s Certificate.

(a)       On or before 2:00 p.m. (EST) on the Business Day preceding each Payment Date, the Servicer shall transmit to the Issuer, the Noteholders of each Series and the Indenture Trustee (x) a Schedule of Receivables containing information as of the end of the immediately preceding Collection Period and (y) a certificate (the “Servicer’s Certificate”, the form of which the Servicer shall deliver to the Noteholders within seven days after the Initial Closing Date for approval by the Noteholders) setting forth the following information in respect of each Series and the immediately preceding Collection Period and with respect to the Receivables included in the Trust Estate as of the end of such Collection Period:

(i)       [***]

(ii)      [***]

(iii)     [***]

(iv)     [***]

(v)      [***]

(vi)     [***]

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0014
PURSUANT TO RULE 83

(vii)     [***]

(viii)    [***]

(ix)      [***]

(x)      [***]

(xi)      [***]

(xii)    [***]

(xiii)   [***]

(xiv)   [***]

(xv)    [***]

(xvi)   [***]

(xvii)  [***]

(xviii) [***]

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0015
PURSUANT TO RULE 83

(xix)    [***]

(xx)    [***]

(xxi)    [***]

(xxii)  [***]

[***]

(b)       Prior to the delivery of a Servicer’s Certificate, the Servicer shall transmit to the Majority Noteholders a consent, in a form satisfactory to the Majority Noteholders, which upon its execution by the Majority Noteholders and, as required, any affected Noteholders, shall evidence any approvals required pursuant to Section 5.12(d) above with respect to the Collection Period referenced in such Servicer’s Certificate.

Section 6.13.   Delinquency Advances and Servicing Advances.

(a)       The Servicer in its sole and absolute discretion may, not later than each Collection Date, deposit into the Note Distribution Account from its own funds an amount equal to any amounts due, but not collected, with respect to Delinquent Receivables during the prior Collection Period, and may do so if and only if, in its good faith business judgment, the Servicer reasonably believes that such amount will ultimately be recovered from the related Receivable. Such amounts are “Delinquency Advances.” The Servicer shall be permitted to reimburse itself for any Delinquency Advances paid from the Servicer’s own funds, first, from late collections on, or in respect to, the related Receivable for which the Delinquency Advance was made, and, second, only after receipt of the final recovery the Servicer reasonably expects to receive with respect to such Receivable, from Available Funds, in each case, pursuant to Section 5.7(ii)(a).

(b)       The Servicer shall pay “out-of-pocket” costs and expenses incurred in the performance of its servicing obligations, including, but not limited to, the cost of (i) Preservation Expenses, (ii) any enforcement or judicial proceedings, but will do so to the extent and only to the extent the Servicer reasonably believes such costs and expenses will increase Net Liquidation

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0016
PURSUANT TO RULE 83

Proceeds on the related Receivable and that such amounts will ultimately be recovered and reimbursed to the Servicer from the related Receivable. Each such amount so paid will constitute a “Servicing Advance”. The Servicer shall recover Servicing Advances first, from the related Vendors or Government Obligors to the extent permitted by the related Receivable and MPA or from net Liquidation Proceeds realized upon the liquidation of the related Receivable, and second, only after receipt of the final recovery the Servicer reasonably expects to receive with respect to such Receivable, from Available Funds, in each case, pursuant to Section 5.7(ii)(a).

Section 6.14.   Servicer Events of Default.   (a) In case one or more of the following conditions or events by the Servicer (as specified) shall occur and be continuing (each, a “Servicer Event of Default”):

(i)       any failure on the part of the Servicer or an affiliate to distribute funds as provided herein that is uncured for a period of three Business Days;

(ii)      any failure on the part of the Servicer duly to observe or perform in any material respect (i) any of its covenants or agreements contained in this Indenture (including without limitation the Servicing Guidelines), or (ii) any of its covenants or other agreements under any of the Transaction Documents to which it is a party, in each case (in the event of a non-monetary default) which continues unremedied for a period of 30 days after knowledge of such failure or the Issuer, the Indenture Trustee or any Noteholder shall have given the Servicer written notice thereof;

(iii)    any representation or warranty made by the Servicer in (i) this Indenture or any of the Transaction Documents, or (ii) in any certificate, agreement, document or financial or other statement furnished by the Servicer or any Affiliate of the Servicer at any time under this Indenture or any of the Transaction Documents, shall prove to have been incorrect in any material respect on or as of the date made or deemed made; or

(iv)     there shall be commenced against the Servicer any case, proceeding or other action (i) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (ii) seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its assets, which remains undismissed, undischarged or unbonded for a period of 60 days;

(v)       a decree or order of a court or agency or supervisory authority having jurisdiction for the appointment of a trustee, conservator, receiver or liquidator in any bankruptcy, insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against the Servicer and such decree or order shall have remained in force undischarged and unstayed for a period of 60 days;

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0017
PURSUANT TO RULE 83

(vi)      the Servicer shall consent to the appointment of a trustee, conservator, receiver or liquidator or liquidating committee in any bankruptcy, insolvency, readjustment of debt, marshalling of assets and liabilities, voluntary liquidation or similar proceedings of or relating to the Servicer, or of or relating to all or substantially all of its property;

(vii)      the Servicer shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency, bankruptcy or reorganization statute, make an assignment for the benefit of its creditors or voluntarily suspend payment of its obligations;

(viii)    the Servicer shall be dissolved, or shall dispose of all or substantially all of its assets; or consolidate with or merge into another entity or shall permit another entity to consolidate or merge into it, such that the resulting entity does not meet the criteria for a successor servicer;

(ix)      the Servicer shall cease business operations or fail to conduct its business as presently conducted;

(x)       the Servicer shall resign or attempt to resign as Servicer, without the prior written consent of the Majority Noteholders and prior to the appointment of a successor acceptable to the Majority Noteholders;

(xi)       there shall be entered against the Servicer by any Governmental Authority a judgment or order for the payment of money in excess of [***], and such judgment or order shall have remained in force undischarged and unstayed for a period of [***]; or

(xii)      the Servicer shall either have failed to cure an E&O Event or shall have failed to obtain the errors and omissions insurance required in Section 6.11(k) hereof;

then, and in each and every such case (other than pursuant to (iv), (v), (vi), (vii) and (viii)), subject to applicable law, so long as each Servicer Event of Default shall not have been remedied, either the Indenture Trustee or the Majority Noteholders, by notice in writing to the Servicer (and to the Indenture Trustee if given by the Noteholders) may terminate all or any of the rights and obligations of the Servicer under this Indenture. Upon the occurrence of a Servicer Event of Default of the kind specified in clauses (iv) through (viii), all the rights and obligations of the Servicer under this Indenture shall automatically terminate without notice. Upon receipt by the Servicer of written notice (in the case of Servicer Events of Default other than those specified in clauses (iv) through (viii)) or the occurrence of Servicer Events of Default specified in clauses (iv) through (viii), all authority and power of the Servicer under this Indenture, whether with respect to the ESPCs, the Receivables or otherwise, shall pass to and be vested in the Indenture Trustee, pursuant to and under this Section, subject to the provisions of

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0018
PURSUANT TO RULE 83

Section 6.17; and, without limitation, the Indenture Trustee, is hereby authorized and empowered to execute and deliver, on behalf of the Servicer, as attorney-in-fact, any and all documents and other instruments, and to do or accomplish all other acts or things necessary or appropriate to effect the purposes of such notice of termination. The Servicer agrees to cooperate with the Indenture Trustee in effecting the termination of the Servicer’s responsibilities and rights hereunder and shall promptly provide the Indenture Trustee all documents and records reasonably requested by it to enable it to assume the Servicer’s functions hereunder. In the event of the occurrence of a Servicer Event of Default, any termination of the Servicer shall become effective upon acceptance of an appointment of a successor Servicer as provided in Section 6.17 below.

(b)       Without limiting the generality of the foregoing or any other provision of this Indenture, upon the occurrence of a Servicer Event of Default with respect to the Servicer, the Indenture Trustee shall have all authority over all of the obligations of the Servicer hereunder as provided in Section 6.17 below.

(c)       The Servicer agrees to notify each of the Issuer, the Indenture Trustee and the Noteholders of the occurrence of a Servicer Default or a Servicer Event of Default with respect to itself and the Indenture Trustee shall notify the Noteholders promptly upon acquiring knowledge of the occurrence of a Servicer Default or Servicer Event of Default.

Section 6.15.   Other Remedies of Indenture Trustee.   During the continuance of any Servicer Event of Default, so long as such Servicer Event of Default shall not have been remedied, the Indenture Trustee, upon receipt by a Responsible Officer of notice of any Servicer Event of Default, in addition to the rights specified in Section 6.17 and subject to Section 9.1, shall, after prompt notice to and pursuant to the direction of the Majority Noteholders, take any actions now or hereafter existing at law, in equity or by statute to enforce its rights and remedies and to protect the interests, and enforce the rights and remedies, of the Noteholders (including the institution and prosecution of all judicial, administrative and other proceedings and the filing of proofs of claim and debt in connection therewith). Except as otherwise expressly provided in this Indenture, no remedy provided for by this Indenture shall be exclusive of any other remedy, and each and every remedy shall be cumulative and in addition to any other remedy and no delay or omission to exercise any right or remedy shall impair any such right or remedy or shall be deemed to be a waiver of any Servicer Event of Default.

Section 6.16.   Action upon Certain Failures of Servicer and upon Servicer Event of Default.   In the event that a Responsible Officer of the Indenture Trustee shall have knowledge of any Servicer Event of Default or of any failure of the Servicer specified in Section 6.15 which would become a Servicer Event of Default upon the Servicer’s failure to remedy the same within the applicable time period, the Indenture Trustee shall promptly give notice thereof to the Issuer, the Noteholders and to the Servicer. For all purposes of this Indenture, in the absence of actual knowledge by a Responsible Officer of the Indenture Trustee, the Indenture Trustee shall be deemed to have knowledge of any failure of the Servicer as specified in Section 6.15 or any Servicer Event of Default unless notified thereof in writing by, the Servicer or by a Noteholder. The Indenture Trustee shall have no duty to inquire as to the existence of any such failure or Servicer Event of Default.

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0019
PURSUANT TO RULE 83

Section 6.17.   Indenture Trustee to Act; Appointment of Successor.   Promptly upon a Responsible Officer’s receipt of notice of a Servicer Event of Default, the Indenture Trustee shall use its best efforts to appoint a successor Servicer meeting the standards and requirements set forth herein, in accordance with the instructions of the Majority Noteholders, if any. When the Servicer receives notice of termination of the Servicer pursuant to Section 6.14 or the Indenture Trustee receives the resignation of the Servicer accompanied by an Opinion of Counsel pursuant to Section 6.10, the Indenture Trustee, with the consent of the Majority Noteholders, shall be the successor in all respects to the Servicer; provided, however, that in the event the Indenture Trustee is unable or unwilling to act as successor to the Servicer or the Majority Noteholders do not consent to the appointment, and no successor to the Servicer has otherwise been appointed, the Indenture Trustee shall petition a court of competent jurisdiction to appoint any established financial institution or other entity whose regular business includes the servicing of receivables similar to the Receivables as successor to the Servicer.

ARTICLE VII.

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0020
PURSUANT TO RULE 83

EXHIBIT F

SERVICING GUIDELINES

Please see attached.

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0021
PURSUANT TO RULE 83

CONFIDENTIAL

[***]

Servicer Guidelines

The [***] Trust (the “Trust”) intends to issue [***] notes in one or more series (the “Notes”). The Notes represent a fractional, undivided interest in the Trust, the assets of which consists of a portfolio of receivables (the “Receivables”) secured by payments due from eligible Obligors under various contracts awarded to eligible local utilities, equipment suppliers and other Government Contractors (the “Vendors”). Terms used herein and not otherwise defined have the meanings ascribed to them in that certain Amended and Restated Master Indenture dated as of [***], as amended, by and among the Trust, Hannon Armstrong Capital, LLC (“Hannon Armstrong”), as Servicer, and The Bank of New York Mellon, a New York banking corporation, as indenture trustee (the “Indenture Trustee”) and as agent.

CONFIDENTIAL AND PROPRIETARY

[***]

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0022
PURSUANT TO RULE 83

Servicing Guidelines

Hannon Armstrong will act as Primary Servicer on the Contracts with the duties to generally include:

•

At closing, collect contract data and contact data for Obligor/Vendor including names, telephone numbers, e-mail addresses and business addresses. Update asset management databases and, within thirty days after the end of each calendar quarter, forward to The Bank of New York Mellon (formerly known as BNY Asset Solutions LLC), solely in its capacity as Sub-Contractor (the “Sub-Contractor”) pursuant to that certain Amended and Restated Sub-Contract Agreement dated as of [***] among the Sub-Contractor, Hannon Armstrong, as Servicer, and the Indenture Trustee-.

•	Immediately following closing, make introductory phone call to any new Vendor added as an “Eligible Vendor” as of the date of such closing.
•	Upon Acceptance, verify payment instructions with Obligor/Vendor (i.e. wiring instructions, assignment information) and confirm that Government Obligor has been properly invoiced for first payment.
•	Review transaction documents and transmit electronic copies to Indenture Trustee for safekeeping.
•	After first payment and each subsequent payment, receive outstanding payment report from the Sub-Contractor and reconcile any payment issues.
•

Contact via telephone and/or e-mail any Obligor/Vendor with a delinquent payment. Calculate late interest due and follow up with claim for such amounts in accordance with the terms of the applicable Vendor MPA.

•	Monitor status of late payment and make subsequent contact to Obligor/Vendor if necessary.
•

Maintain an electronic file of all relevant e-mail correspondence with Obligor/Vendor related to the Receivables and a manual file of all relevant non-electronic documents and correspondence related to the Receivables.

•

In the event the Obligor exercises its right of prepayment under a Termination for Convenience scenario, the Primary Servicer will be responsible for ensuring that the prepayment amounts are applied appropriately.

•	Make claim under a Vendor indemnity for any default under the purchase agreement that affects any Receivable.

CONFIDENTIAL AND PROPRIETARY

[***]

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0023
PURSUANT TO RULE 83

Servicing Procedures

Hannon Armstrong will implement the following procedures in order to perform its duties as Primary Servicer for the Trust:

•

Establish a contact database: The Primary Servicer will gather all relevant contact names, addresses, phone numbers and e-mail addresses for each respective Obligor/Vendor at Closing. This data will be maintained in a spreadsheet and supplied to the Sub-Contractor and/or the Indenture Trustee within [***] days after the [***].

•

Initial contact with Obligor/Vendor: No more than [***] business days after [***], the primary Servicer will make an introductory phone call to the appropriate contact at any new Vendor which has been added to the Eligible Vendor list as of the date of [***]. Prior to and/or upon Acceptance of the related Receivable, the Primary Servicer will verify all pertinent payment information with contact including: payment amount, due date, wiring instructions and assignment information. In an effort to ensure the timely beginning of the payment stream, the primary Servicer will also confirm that the Vendor has properly invoiced the relevant Government Obligor. In addition, the Primary Servicer will communicate as needed to each Vendor regarding its invoicing and payment obligations pursuant to the related MPA.

•

Review and safekeeping of Contract files: Within [***] business days after [***], the Primary Servicer will collect and review all relevant closing documents. If complete, the Primary Servicer will forward an electronic set of the transaction documents and related Contract files to the Indenture Trustee (as custodian) and, upon its request, the SubContractor for safekeeping within [***] business days. If any documents are missing, the Primary Servicer will coordinate receipt of the respective documents and subsequently forward electronic copies of such documents to the Indenture Trustee (as custodian) and, upon request, the Sub-Contractor.

•

Reconciliation of payments: In its capacity as Sub-Contractor, the Sub-Contractor will generate a report accounting for all payment receipts [***] business days prior to [***]. In addition, the Primary Servicer will calculate any late interest due and make a claim for such amounts in accordance with the terms of the applicable Vendor MPA once such payment is received and the total amount of applicable interest is able to be calculated thereon.

•

Monitoring outstanding payment: As needed, the Primary Servicer will keep in close contact with the Sub-Contractor to monitor the receipt of any late payments due. If necessary, the Primary Servicer will make additional inquiries with Obligor/Vendor in an effort to resolve any late payment issues.

CONFIDENTIAL AND PROPRIETARY

[***]

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0024
PURSUANT TO RULE 83

•

Record keeping of correspondence: The Primary Servicer will establish electronic and, as applicable, manual files for documenting all relevant correspondence between the primary Servicer and the Obligor/Vendor pertaining to a Receivable sold to the Trust. On an ongoing basis, the Primary Servicer will update these files with any relevant subsequent correspondence related to a Receivables sold to the Trust. The Primary Servicer will transmit copies of all correspondence to the Indenture Trustee and/or the Subcontractor within [***] business days of a request to do so.

•

Termination for Convenience: In the event that the obligor exercises its right of prepayment under a Termination for Convenience scenario, the Primary Servicer will be responsible for calculating the pre-payment amount owing per the Contract terms. Pursuant to the information and timing requirements provided by the Obligor with respect to a contemplated pre-payment, this amount will be communicated to the Obligor along with instructions for submittal. [***]

•

MPA claims: The Primary Servicer is responsible for making a claim under a Vendor indemnity pursuant to the terms of the related MPA. The Primary Servicer is to notify its counsel within [***] business days of its discovery of (i) any material breach by a Vendor of the terms of the related MPA, and/or (ii) any reduction in payment made by the related Obligor, of an amount equal to or greater than [***], which is alleged by such Obligor to be the result of a Vendor action or failure to act. The Primary Servicer will coordinate the delivery of any default notices or other legal notices and/or the related communication of any demand associated therewith.

•

Compliance with Indenture: The Servicer shall comply with all obligations undertaken by it pursuant to the Indenture, including but not limited to with respect to: (1) the transmission and tracking of each Notice of Assignment pursuant to Section 2.7; (2) providing direction to the Indenture Trustee with respect to construction draws to be disbursed to Vendors from the Construction Period Account in accordance with Section 5.5; (3) the preparation and delivery of each Quarterly Officer’s Certificate due pursuant to Section 6.7; (4) the preparation and delivery of any Accountants’ Reports due pursuant to Section 6.8; and (5) the preparation and delivery of each Servicer’s Certificate and related annual report due pursuant to Section 6.12.

CONFIDENTIAL AND PROPRIETARY

[***]

CONFIDENTIAL TREATMENT REQUESTED BY
HANNON ARMSTRONG SUSTAINABLE INFRASTRUCTURE CAPITAL, INC.	HA_0025
PURSUANT TO RULE 83